Exhibit 99.1

EARNINGS PRESS RELEASE

MakeMyTrip Delivers Strong Performance in a Tough Business Environment

Gross Bookings grew by 19.9%2 YoY | Double Digit Adjusted Margin growth across key Business Segments2 YoY

National, August 3, 2026 (NASDAQ: MMYT) — MakeMyTrip Limited, India’s leading travel service provider, today announced its unaudited financial and operating results for its fiscal first quarter ended June 30, 2026, as attached herewith and available at www.sec.gov/ and on our website at http://investors.makemytrip.com.

Business & Financial Highlights | Q1 FY27

1.
Gross Bookings for the quarter grew by 19.9% YoY in constant currency and reached approximately $2.9 billion. We experienced strong growth in the quarter despite headwinds from multiple external events impacting travel.
2.
Revenue for the quarter grew 16.1% YoY in constant currency. Strong growth in Adjusted Margin across segments with Air Ticketing growing 10.8%, Hotels and Packages growing 21.3%, Bus Ticketing growing 32.4% and Others growing 27.2% YoY in constant currency.
3.
Results from Operating Activities for the quarter was $43.7 million registering 8.3% growth YoY.
4.
We continue to build on our AI initiatives:
a.
We launched Myra 2.0, the next version of our AI-powered travel assistant, which is now an end-to-end conversational booking platform.
b.
Customers can now search, compare, ask contextual questions, upload documents, and complete bookings, including agentic payments, through a single conversational interface by voice if preferred, across eight Indian languages.
c.
Myra engaged in over 85,000 daily conversations in Q1 FY27, of which more than 45% originated from Tier II and Tier III cities in India.
d.
Myra is also driving meaningful efficiency gains post-booking, resolving over 50% of post-booking queries in relation to flights and hotels during Q1 FY27.

	Q1 FY27 ($ Million)	Q1 FY26 ($ Million)	YoY Change (Constant Currency)[2]
Gross Bookings	2,854.7	2,608.5	19.9%
Revenue as per IFRS	285.6	268.8	16.1%
Adjusted Margin[1]
Air Ticketing	98.5	97.1	10.8%
Hotels and Packages	134.5	121.9	21.3%
Bus Ticketing	51.8	42.6	32.4%
Others	24.9	21.5	27.2%
Results from Operating Activities	43.7	40.4
Adjusted Operating Profit (also referred to as Adjusted EBIT)[3]	51.4	47.3

Commenting on the results, Rajesh Magow, Group Chief Executive Officer, MakeMyTrip, said,

“Despite macroeconomic disruptions, particularly in international travel, travelers made alternative choices for their leisure travel this quarter. As a result, we delivered a strong performance, underscoring the strength of our diversified range of travel products and services available on our platform.

While there are short-term headwinds due to the West Asia conflict impacting oil prices, we remain positive about the long-term outlook of the travel and tourism market in India on the back of infrastructure development and rising propensity to travel in India.”

Notes:

(1)
This is a non-IFRS measure. Reconciliations of IFRS measures to non-IFRS financial measures and operating results are included at the end of our earnings release. For more information, see “About Key Performance Indicators and Non-IFRS Measures” in our earnings release.
(2)
Constant currency refers to our financial results, assuming constant foreign exchange rates for the current fiscal period based on the rates in effect during the comparable period in the prior fiscal year. This is a non-IFRS measure. Reconciliations of IFRS measures to non-IFRS financial measures and operating results are included at the end of our earnings release. For more information, see “About Key Performance Indicators and Non-IFRS Measures” in our earnings release.
(3)
Adjusted Operating Profit (AOP) is commonly referred to among investors and analysts in India as Adjusted EBIT.